FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                                  INFOVISTA SA
              ----------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


                6, rue de la Terre de Feu, 91940 Les Ulis, France
                -------------------------------------------------
                    (Address of principal Executive Offices)





     (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                           Form 20-F  X                       Form 40-F
                                    -----                              -----

     (Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of
1934)

                           Yes                               No   X
                              -----                             -----

     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): __________)



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                                   ENCLOSURES


     InfoVista SA (the "Company") is furnishing  under cover of Form 6-K a press
release  dated  September  4th,  2001  announcing  executive   appointments  and
organizational changes.



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


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       INFOVISTA SA

Dated : September 4th, 2001            By : /s/ ALAIN TINGAUD
                                       Alain TINGAUD
                                       Chairman and Chief Executive Officer



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



INFOVISTA ANNOUNCES EXECUTIVE APPOINTMENTS, ORGANIZATIONAL CHANGES
------------------------------------------------------------------

PARIS, FRANCE and COLUMBIA, MD - September 4, 2001 - InfoVista (NASDAQ: IVTA, Nouveau Marche: 7667), a global provider of software solutions that help service providers improve returns from their complex IT infrastructure, today announced new executive appointments and organizational changes designed to increase InfoVista's ability to provide cost-effective solutions to its customers and enhance shareholder value.

"InfoVista has reached a new stage in its development, which necessitates new organizational structure and expertise," said Alain Tingaud, Chairman and CEO. "We're focusing our best people and talent on ensuring that we outperform competition and maintain a leadership role in today's challenging operating environment."

New Appointments

Philippe Ozanian has been appointed Chief Financial Officer, replacing Alain Ries, who will be leaving to spend more time with his family. Mr. Ries will also step down from his position on the Board of Directors. Also promoted was David Forlizzi to the position of Vice President, Finance and CFO of InfoVista Corporation. Prior to joining InfoVista, Mr. Forlizzi served as an Associate at PricewaterhouseCoopers.

Mr. Ozanian, age 38, joined InfoVista 10 months ago as Executive Vice President of Corporate Services. In his new role, he will assume all financial responsibilities for InfoVista while continuing to focus his efforts on the global daily management of the company.

Prior to joining InfoVista, Mr. Ozanian served as Director of Human Resources and Communications at Johnson & Johnson Consumer, France and Benelux. Mr. Ozanian also served as Director of Strategy and Development at Siemens Nixdorf. Mr. Ozanian will report to Mr. Tingaud.

"Philippe's proven expertise is a tremendous boost to InfoVista at this important time in the Company's evolution," said Mr. Tingaud. "He will focus his management skills on the daily running of the company and at the same time, supervise our established financial team led by David Forlizzi. I personally welcome Philippe's leadership and participation as part of our top management team and am confident that he will effectively lead our experienced financial organization."

Added Alain Tingaud, "At the same time, we thank Alain Ries for his dedication and contribution to InfoVista over the past six years. We wish him and his family well for their future endeavors."

Stephane Dute has been promoted to the position of VP (Productivity and Business). Mr. Dute has served as Vice President of Finance at InfoVista for the past three years. In his new role, Mr. Dute will manage all of the Company's strategic projects, while working with the key functions of the Company to improve the overall efficiency of InfoVista.

After three years of contribution to building InfoVista Corporation, Anthony Vidal, Chief Operating Officer, will be moving on to pursue personal interests. A new Executive Vice President of Worldwide Operations has been appointed to take on the responsibilities of all global Sales, Marketing, Services and Business Development, and will join InfoVista in late September. A further announcement will be made at that date.



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

InfoVista also announced executive organizational changes in product and solutions, consultancy services and account management.

Product and Solutions
---------------------

InfoVista announced the development of two new functions; the Technology and Solutions Organization and the Architecture and Product Organization. "As a software company, we must ensure a continuous focus on our customers' needs and be able to offer them innovative and cost-effective solutions," commented Mr. Tingaud. "With the formation of these two new divisions, we will be able to facilitate the focus and attention needed for the development of unsurpassed software solutions."

Manuel Stopnicki, Chief Technical Officer, will lead the Technology and Solutions Organization. "Central to the success of InfoVista is the vision and development of our solutions," added Mr. Tingaud. "With accurate understanding of the market and our customers' requirement, Manuel and his team will produce the right specifications for solutions and products."

Loic Mathieu, Vice President, will lead the Architecture and Product Organization, which will provide new solutions for specific targeted markets. "InfoVista prides itself in delivering, on time, high-quality, leading-edge technology products that fulfill the market's needs," said Mr. Tingaud. "I am confident that Loic and his team will reinforce this principle and indeed, produce these essential dedicated solutions that will ensure we remain the leader within the Service Assurance market space."

As reinforcement within the Architecture and Product Organization, David Fischer has been appointed the new Vice President of Research and Development. He enjoys considerable experience in the R&D field, having held various management positions in R&D at iProgress, Business Objects and Apple Computer.

Solutions and Delivery Organization
-----------------------------------

Serge Genetet has been promoted to Vice President of the newly formed Solutions and Delivery Organization, which regroups the existing Pre-Sales Application and Consultancy teams into a single worldwide organization. Mr. Genetet will lead the new team to reinforce InfoVista's mission of ensuring optimum customer management satisfaction. Mr. Genetet has had more than 15 years of experience in the software and services industry. Prior to joining InfoVista, he spent over three years at Equant and five years at Valoris.

Global Strategic Account Management
-----------------------------------

InfoVista has also formed a Global Strategic Account Management organization that will focus on the Company's top-tier Service Providers and Multinational Companies. By better understanding and focusing on their requirements, this operation will enable the Company to secure the loyalty of large customers and subsequently accelerate revenue growth.



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About InfoVista

InfoVista is a world-leading provider of Service Level Management software solutions. InfoVista designs, develops and markets technologically advanced software which monitors, analyzes and reports on the performance and quality of services of information technology infrastructure (ITI), including networks, servers and applications. InfoVista markets primarily to telecommunications companies, including British Telecom, France Telecom, and Cegetel; Internet service providers including UUNET and Wanadoo; and other IT-intensive organizations such as financial services companies including AXA, First Union Bank, Fleet Capital and Banque de France, and other multinational companies like Nestle and Shell. InfoVista stock is traded on the NASDAQ under the ticker symbol IVTA and the Nouveau Marche under the symbol InfoVista (CodeEuroclear
7667). For more information about the company, please visit www.infovista.com.
                                                            -----------------

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are "forward looking statements." These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors that might affect our actual results, please see the "Risk Factors" section and other disclosures in InfoVista's public filings with the US Securities & Exchange Commission and French Commission des Operations de Bourse. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.


InfoVista is a registered trademark of InfoVista, S.A.


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